

June 24, 2013

Via E-mail
Joseph M. Harary
President and Chief Executive Officer
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, NY 11797

> **Re: Research Frontiers Incorporated**
> **Form 10-K Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 000-14893**

Dear Mr. Harary:

We have reviewed your letter dated May 9, 1013 in connection with the above-referenced filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 29, 2013.

Item 1. Business

1.   With respect to prior comment 2, to the extent paragraph (c)(1)(vii) of Regulation S-K is applicable to you, any customer that provided in excess of ten percent of your revenues must be named, if the loss of the customer would have a material adverse effect. Please confirm your understanding in this regard as well as your understanding that perceived adverse competitive impacts of naming such a principal customer do not affect the disclosure obligation.

Please contact the undersigned at (202) 551-3462 with any questions. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Seth L. Van Voorhees
        CFO, VP-Business Development
        Research Frontiers Incorporated